

November 7, 2013

Via E-mail
Eric J. Foss
Chief Executive Officer
ARAMARK Holdings Corporation
ARAMARK Tower
1101 Market Street
Philadelphia, PA 19107

> **Re:** **ARAMARK Holdings Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 29, 2013**
> **File No. 333-191057**

Dear Mr. Foss:

We have reviewed your responses to the comments in our letter dated October 22, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Underwriting (Conflicts of Interest), page 162

1. We note your response to our prior comment 12 and reissue. Please revise to state that the selling shareholders *may be deemed* to be underwriters.

Exhibit 23.1 and Exhibit 23.2 - Accountants' Consent

2. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Other

3. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

Via E-mail
Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP